UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September, 2024
Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
5 Shlomo Kaplan Street
Tel Aviv 6789159, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 31, 2024

To the Shareholders of
Check Point Software Technologies Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Check Point Software Technologies Ltd. (“Check Point”) will be held on October 31, 2024 at 5:00 P.M. (Israel time), and thereafter as it may be adjourned or postponed from time to time, at Check Point’s principal executive offices at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel (the telephone number at that address is +972-3-753-4555).

The meeting will be held for the following purposes:

(1)	to increase the size of the Board of Directors to ten members in accordance with our Articles of Association;

(2)	to elect seven directors – we are proposing to reelect our six current non-outside directors, and to elect our newly appointed Chief Executive Officer as a new director;

(3)
to elect two outside directors – the three-year term of two of our current outside directors will expire at the meeting, and we are proposing to reelect one of our outside directors and elect a new outside director;

(4)
to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm for the fiscal year ending December 31, 2024, and for such additional period until the next annual general meeting of shareholders – Israeli law requires that we ask you, on an annual basis, to approve our auditors; when this proposal is raised, you will also be invited to discuss our 2023 consolidated financial statements;

(5)	as required by Israeli law, to approve the compensation for our newly appointed Chief Executive Officer;

(6)	as required by Israeli law, to approve the compensation for the new Executive Chair of our Board of Directors; and

(7)	as required by Israeli law, to approve the compensation for the new Lead Independent Director.

You are entitled to vote at the meeting if you are a shareholder of record at the close of business on September 18, 2024.   You are also entitled to vote at the meeting if you hold our ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on September 18, 2024, or that appears in the participant listing of a securities depository on such date.

You can vote your shares by attending the meeting, by completing and signing a proxy card or by voting as provided in the proxy card.  Proxy cards will be distributed to shareholders on or about September 25, 2024, together with a proxy statement which will include the full version of the proposed resolutions.

Each ordinary share is entitled to one vote upon each of the proposals to be presented at the meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals.

In addition, a special majority vote will be required for approval of the proposals in Items 3, 5 and 6.  In order for each of these proposals to be approved either (i) the affirmative vote of the ordinary shares must include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, or (ii) the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding ordinary shares.

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 7.

This notice is being sent only to shareholders of record, in accordance with the requirements of Israel’s Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, as amended. The last date for submitting a request to include a proposal in accordance with Section 66(b) of Israel’s Companies Law, 5759-1999, is September 25, 2024. We will distribute an additional notice and proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after September 25, 2024. Once it becomes available, shareholders may also review the proxy statement on our company’s website at www.checkpoint.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-3-753-4555) until the date of the meeting.

By Order of the Board of Directors. /S/ JERRY UNGERMAN JERRY UNGERMAN Chairman of the Board of Directors

Dated: September 13, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.

/s/ Shira Yashar
Shira Yashar
VP, General Counsel

Dated: September 13, 2024